UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 1)

HomeTown Bankshares Corporation
(Name of Issuer)

Common Stock, $5.00 par value
(Title of Class of Securities)

43787N108
(CUSIP Number)

December 31, 2015
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 43787N108	13G

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) EJF Capital LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 358,400 (1)
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 358,400 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 358,400 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.8% (1)(2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

(1)
Reflects 358,400 shares of common stock, $5.00 par value ("Common Stock") that EJF Sidecar Fund, Series LLC – Series D; Beltway Strategic Opportunities Fund L.P.; and several third parties (which have granted investment discretion to EJF Capital LLC pursuant to separate investment management agreements) have the right to obtain, within 60 days, upon the conversion of 2,240 shares of Fixed Rate Non-Cumulative Perpetual Convertible Preferred Stock, Series C ("Preferred Stock") of which those entities are the record owner, at a ratio of 160 shares of Common Stock for each share of Preferred Stock.  See Items 4 and 6.

(2)	Based upon 3,296,237 shares of Common Stock outstanding as of November 12, 2015, as reported in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on November 13, 2015.

CUSIP No. 43787N108	13G

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Emanuel J. Friedman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 358,400 (1)
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 358,400 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 358,400 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.8% (1)(2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)
Reflects 358,400 shares of Common Stock that EJF Sidecar Fund, Series LLC – Series D; Beltway Strategic Opportunities Fund L.P.; and several third parties (which have granted investment discretion to EJF Capital LLC pursuant to separate investment management agreements) have the right to obtain, within 60 days, upon the conversion of 2,240 shares of Preferred Stock of which those entities are the record owner, at a ratio of 160 shares of Common Stock for each share of Preferred Stock.  See Items 4 and 6.

(2)	Based upon 3,296,237 shares of Common Stock outstanding as of November 12, 2015, as reported in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on November 13, 2015.

CUSIP No. 43787N108	13G

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Beltway Strategic Opportunities Fund L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 10,240 (1)
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 10,240 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,240 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.3% (1)(2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)
Reflects 10,240 shares of Common Stock that Beltway Strategic Opportunities Fund L.P. has the right to obtain, within 60 days, upon the conversion of 64 shares of Preferred Stock of which it is the record owner, at a ratio of 160 shares of Common Stock for each share of Preferred Stock.  See Items 4 and 6.

(2)	Based upon 3,296,237 shares of Common Stock outstanding as of November 12, 2015, as reported in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on November 13, 2015.

CUSIP No. 43787N108	13G

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) EJF Beltway Strategic Opportunities GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 10,240 (1)
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 10,240 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,240 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.3% (1)(2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)
Reflects 358,400 shares of Common Stock that EJF Sidecar Fund, Series LLC – Series D; Beltway Strategic Opportunities Fund L.P.; and several third parties (which have granted investment discretion to EJF Capital LLC pursuant to separate investment management agreements) have the right to obtain, within 60 days, upon the conversion of 2,240 shares of Preferred Stock of which those entities are the record owner, at a ratio of 160 shares of Common Stock for each share of Preferred Stock.  See Items 4 and 6.

(2)	Based upon 3,296,237 shares of Common Stock outstanding as of November 12, 2015, as reported in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on November 13, 2015.

CUSIP No. 43787N108	13G

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) EJF Sidecar Fund, Series LLC - Series D
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 33,600 (1)
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 33,600 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 33,600 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.0% (1)(2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)
Reflects 33,600 shares of Common Stock that EJF Sidecar Fund, Series LLC – Series D has the right to obtain, within 60 days, upon the conversion of 210 shares of Preferred Stock of which it is the record owner, at a ratio of 160 shares of Common Stock for each share of Preferred Stock.  See Items 4 and 6.

(2)	Based upon 3,296,237 shares of Common Stock outstanding as of November 12, 2015, as reported in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on November 13, 2015

CUSIP No. 43787N108	13G

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) EJF Financial Opportunities Master Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 0
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 43787N108	13G

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) EJF Financial Opportunities GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 0
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

Item 1. (a)                      Name of Issuer

HomeTown Bankshares Corporation

Item 1. (b)                      Address of Issuer’s Principal Executive Offices

202 South Jefferson Street
Roanoke, Virginia 24011

Item 2. (a)                      Name of Person Filing

This Amendment No. 1 to the Schedule 13G is being filed on behalf of the following persons (the "Reporting Persons")*

(i)	EJF Capital LLC;
(ii)	Emanuel J. Friedman;
(iii)	Beltway Strategic Opportunities Fund L.P.;
(iv)	EJF Beltway Strategic Opportunities GP LLC;
(v)	EJF Sidecar Fund, Series LLC - Series D.;
(vi)	EJF Financial Opportunities Master Fund, LP; and
(vii)	EJF Financial Opportunities GP, LLC

*Attached as Exhibit A is a copy of an agreement among the Reporting Persons that this Schedule 13G is being filed on behalf of each of them.

Item 2. (b)                      Address of Principal Business Office or, if None, Residence

The address of the principal business office of each Reporting Person is:

2107 Wilson Boulevard
Suite 410
Arlington, VA 22201

Item 2. (c)                      Citizenship

See Item 4 of the attached cover pages.

Item 2. (d)                      Title of Class of Securities

Common Stock, $5.00 par value ("Common Stock")

Item 2. (e)                      CUSIP Number

43787N108

Item 3.                        If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

Not Applicable.

Item 4.                        Ownership

(a)	Amount beneficially owned:

See Item 9 of the attached cover pages.

(b)	Percent of class:

See Item 11 of the attached cover pages.

(c)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

See Item 5 of the attached cover pages.

(ii) Shared power to vote or to direct the vote:

See Item 6 of the attached cover pages.

(iii) Sole power to dispose or to direct the disposition:

See Item 7 of the attached cover pages.

(iv) Shared power to dispose or to direct the disposition:

See Item 8 of the attached cover pages.

Beltway Strategic Opportunities Fund L.P. is the record owner of 64 shares of Fixed Rate Non-Cumulative Perpetual Convertible Preferred Stock, Series C issued by HomeTown Bankshares Corporation ("Preferred Shares") that are convertible into the number of shares of Common Stock shown on item 9 of its respective cover page, at a ratio of 160 shares of Common Stock for each Preferred Share.

EJF Beltway Strategic Opportunities GP LLC serves as the general partner of Beltway Strategic Opportunities Fund L.P. and may be deemed to share beneficial ownership of the shares of Common Stock which Beltway Strategic Opportunities Fund L.P. has the right to acquire upon conversion of the Preferred Shares of which it is the record owner.

EJF Sidecar Fund, Series LLC – Series D is the record owner of 210 Preferred Shares convertible into the number of shares of Common Stock shown on item 9 of its respective cover page, at a ratio of 160 shares of Common Stock for each Preferred Share.

EJF Financial Opportunities Master Fund, LP was the record owner of the shares of Common Stock previously reported by it on a schedule 13G filed on April 29, 2014, but no longer owns such shares of Common Stock. EJF Financial Opportunities GP, LLC serves as the general partner of EJF Financial Opportunities Master Fund, LP and may be deemed to have shared beneficial ownership of the shares of Common Stock of which EJF Financial Opportunities Master Fund, LP was the record owner.

EJF Capital LLC is the sole member of EJF Beltway Strategic Opportunities GP LLC, the investment manager of Beltway Strategic Opportunities Fund L.P., the sole member of EJF Financial Opportunities GP, LLC, and the investment manager of EJF Financial Opportunities Master Fund, LP, and may be deemed to share beneficial ownership of the shares of Common Stock of which such entities may share beneficial ownership.

EJF Capital LLC also serves as the managing member of EJF Sidecar Fund, Series LLC – Series D and may be deemed to share beneficial ownership of the shares of Common Stock which EJF Sidecar Fund, Series LLC – Series D has the right to receive upon conversion of the Preferred Shares of which it is the record owner.

Pursuant to separate investment management agreements between EJF Capital LLC and several third parties, EJF Capital LLC has investment and voting authority with respect to 1,966 Preferred Shares that are held by such third parties and, as such, EJF Capital LLC may be deemed to share beneficial ownership of the 314,560 shares of Common Stock into which such 1,966 Preferred Shares are convertible.

Emanuel J. Friedman is the controlling member of EJF Capital LLC and may be deemed to share beneficial ownership of the shares of Common Stock over which EJF Capital LLC may share beneficial ownership.

Item 5.                      Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [  ].

As of the date hereof, EJF Financial Opportunities Master Fund, LP, and EJF Financial Opportunities GP, LLC, have ceased to be the beneficial owner of more than five percent of the class of securities.

Item 6.                      Ownership of More than Five Percent on Behalf of Another Person

See Item 4.  Several third parties have entered into separate investment management agreements with EJF Capital LLC which grant EJF Capital LLC investment and voting authority over the Preferred Shares held by such third parties.  Such third parties have the right to receive dividends from, and proceeds from the sale of, such securities, subject to the terms of such investment management agreements.  One of those third parties is BSOF Master Fund, L.P., which is the record owner of 1,611 Preferred Shares that are convertible into 257,760 shares of Common Stock.

Item 7.                      Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not Applicable.

Item 8.                      Identification and Classification of Members of the Group

Not Applicable.

Item 9.                      Notice of Dissolution of Group

Not Applicable.

Item 10.                    Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under Section 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 11, 2016

EJF CAPITAL LLC

By:	/s/ Neal J. Wilson
	Name:	Neal J. Wilson
	Title:	Chief Operating Officer

EMANUEL J. FRIEDMAN

By:	/s/ Emanuel J. Friedman
	Name:	Emanuel J. Friedman

BELTWAY STRATEGIC OPPORTUNITIES FUND L.P.

By: Its:	EJF BELTWAY STRATEGIC OPPORTUNITIES GP LLC General Partner

By: Its:	EJF CAPITAL LLC Sole Member

By:	/s/ Neal J. Wilson
	Name:	Neal J. Wilson
	Title:	Chief Operating Officer

EJF BELTWAY STRATEGIC OPPORTUNTIES GP LLC

By: Its:	EJF CAPITAL LLC Sole Member

By:	/s/ Neal J. Wilson
	Name:	Neal J. Wilson
	Title:	Chief Operating Officer

EJF SIDECAR FUND, SERIES LLC – SERIES D

By: Its:	EJF CAPITAL LLC Manager

By:	/s/ Neal J. Wilson
	Name:	Neal J. Wilson
	Title:	Chief Operating Officer

EJF FINANCIAL OPPORTUNITIES MASTER FUND, LP

By: Its:	EJF FINANCIAL OPPORTUNITIES GP, LLC General Partner

By: Its:	EJF CAPITAL LLC Sole Member

By:	/s/ Neal J. Wilson
	Name:	Neal J. Wilson
	Title:	Chief Operating Officer

EJF FINANCIAL OPPORTUNITIES GP, LLC

By: Its:	EJF CAPITAL LLC Sole Member

By:	/s/ Neal J. Wilson
	Name:	Neal J. Wilson
	Title:	Chief Operating Officer

EXHIBIT A

The undersigned, EJF Capital LLC (a Delaware limited liability company), Emanuel J. Friedman, Beltway Strategic Opportunities Fund L.P. (an exempted limited partnership organized under the laws of the Cayman Islands), EJF Beltway Strategic Opportunities GP LLC (a Delaware limited liability company), EJF Sidecar Fund, Series LLC – Series D (a Delaware limited liability company), EJF Financial Opportunities Master Fund, LP (an exempted limited partnership organized under the laws of the Cayman Islands), and EJF Financial Opportunities GP, LLC (a Delaware limited liability company) hereby agree and acknowledge that the information required by this Schedule 13G, to which this Agreement is attached as an exhibit, is filed on behalf of each of them.  The undersigned further agree that any further amendments or supplements thereto shall also be filed on behalf of each of them.

Dated:  February 11, 2016

EJF CAPITAL LLC

By:	/s/ Neal J. Wilson
	Name:	Neal J. Wilson
	Title:	Chief Operating Officer

EMANUEL J. FRIEDMAN

By:	/s/ Emanuel J. Friedman
	Name:	Emanuel J. Friedman

BELTWAY STRATEGIC OPPORTUNITIES FUND L.P.

By: Its:	EJF BELTWAY STRATEGIC OPPORTUNITIES GP LLC General Partner

By: Its:	EJF CAPITAL LLC Sole Member

By:	/s/ Neal J. Wilson
	Name:	Neal J. Wilson
	Title:	Chief Operating Officer

EJF BELTWAY STRATEGIC OPPORTUNTIES GP LLC

By: Its:	EJF CAPITAL LLC Sole Member

By:	/s/ Neal J. Wilson
	Name:	Neal J. Wilson
	Title:	Chief Operating Officer

EJF SIDECAR FUND, SERIES LLC – SERIES D

By: Its:	EJF CAPITAL LLC Manager

By:	/s/ Neal J. Wilson
	Name:	Neal J. Wilson
	Title:	Chief Operating Officer

EJF FINANCIAL OPPORTUNITIES MASTER FUND, LP

By: Its:	EJF FINANCIAL OPPORTUNITIES GP, LLC General Partner

By: Its:	EJF CAPITAL LLC Sole Member

By:	/s/ Neal J. Wilson
	Name:	Neal J. Wilson
	Title:	Chief Operating Officer

EJF FINANCIAL OPPORTUNITIES GP, LLC

By: Its:	EJF CAPITAL LLC Sole Member

By:	/s/ Neal J. Wilson
	Name:	Neal J. Wilson
	Title:	Chief Operating Officer